AVINTIV Inc.

9335 Harris Corners Parkway, Suite 300

Charlotte, North Carolina 28269

October 1, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Andrew Blume
Jason Niethamer

Re: AVINTIV Inc. Registration Statement on Form S-1 (File No. 333-201995)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-201995) initially filed with the Securities and Exchange Commission (“Commission”) by AVINTIV Inc. (the “Registrant”) on February 10, 2015 (together with all amendments, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933 (“Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

At this time, the Registrant has elected not to proceed with the public offering contemplated by the Registration Statement because the Registrant is pursuing an alternative transaction. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Upon the granting of the Commission’s consent, please forward copies of the order withdrawing the Registration Statement to the undersigned at AVINTIV Inc., 9335 Harris Corners Parkway, Suite 300, Charlotte, North Carolina 28269 and to the Registrant’s counsel, Igor Fert at Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017.

If you have questions or require additional information, please do not hesitate to contact Igor Fert at (212) 455-2255.

Sincerely,

AVINTIV Inc.

By:	/s/ April Miller Boise
Name:	April Miller Boise
Title:	Senior Vice President, General Counsel, Head of Global Mergers & Acquisitions and Secretary